Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
MARGARET E. WILSON margaret.wilson@dechert.com +1 212 698 3527 Direct

January 28, 2020

VIA EDGAR

John M. Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”)
File Nos.: 333-111986; 811-21475

Dear Mr. Ganley:

We are writing in response to comments provided telephonically on January 14, 2020 with respect to Post-Effective Amendment No. 136 filed on Form N-1A on November 26, 2019 for the Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, to register Class A shares of each of RBC Impact Bond Fund and RBC BlueBay Global Bond Fund. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Trust’s registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s registration statement.

I.            Summary Section of Prospectus – Access Capital Community Investment Fund

Comment 1.	Please revise the disclosure to clarify that the expense limitation for each class of the Fund is in place until January 31, 2021.

Response 1.    The disclosure has been revised accordingly.

Comment 2.

The Fund’s principal investment strategies state that the Fund “may borrow money from banks and enter into reverse repurchase agreements to obtain additional funds to make investments.” Please consider disclosing the amount of money the Fund is permitted to borrow.

Response 2.    The Fund does not borrow money from banks as a principal investment strategy. Accordingly, the disclosure has been removed from the Fund’s principal investment strategies.

II.            Summary Section of Prospectus – RBC BlueBay Global Bond Fund

Comment 3.

The Fund’s principal investment strategies include contingent convertible securities as a type of convertible security. If contingent convertible securities are principal investments of the Fund, please consider adding disclosure regarding contingent convertible securities to the Fund’s principal risks.

Response 3.    We hereby confirm that contingent convertible securities are not principal investments of the Fund. We nevertheless believe that the disclosure including contingent convertible securities as a type of convertible security in the Fund’s principal investment strategies is appropriate to fully clarify the types of investments in which the Fund may generally invest.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3527. Thank you.

Sincerely,

/s/ Margaret Wilson
Margaret Wilson

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